

Mail Stop 3561

March 27, 2017

Steven P. Rasche
Executive Vice President, Chief Financial Officer
Spire Inc.
700 Market Street
St. Louis, MO 63101

> **Re:** **Spire Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Response Dated March 16, 2017**
> **File No. 001-16681**

Dear Mr. Rasche:

We have reviewed your March 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues and Operating Expenses, page 32

1. We note your response to comment 2. The measure you call contribution margin is calculated by subtracting certain operating costs from your revenue; therefore, it appears to reflect a profitability measure. Your explanation for why revenue is the most directly comparable GAAP measure appears to equally apply to the GAAP profitability measures operating income and net income as your utility regulator has designed your tariff revenue to recover not only fuel costs and gross receipts taxes, but also your other costs

and a reasonable return based on your volumetric performance. Please reconcile contribution margin to a GAAP profitability measure seen on the face of your income statement.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products